Filed by Hertz Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company:  Dollar Thrifty Automotive Group, Inc.

Subject Company’s Commission File No.: 1-13647

HERTZ FILES FOR ANTITRUST APPROVAL OF ITS AGREEMENT TO ACQUIRE DOLLAR THRIFTY GROUP

Hertz Global Holdings, Inc. (NYSE: HTZ) (“Hertz”) announced today that it and Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) each filed a Notification and Report Form with the federal antitrust authorities under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, relating to Hertz’s previously disclosed definitive agreement to acquire Dollar Thrifty.

“We look forward to obtaining regulatory clearance of the transaction,” said Hertz CEO Mark Frissora.  “The Dollar and Thrifty value brands complement our premium Hertz brand, and the acquisition will allow us to reach a new and substantial segment of leisure travelers renting at U.S. airports.  In addition, the acquisition will enable significant synergies to make Dollar and Thrifty stronger competitors in this market segment, which is dominated primarily by Enterprise/Alamo/National and Avis Budget, both companies having higher U.S. airport market shares than Hertz.”

Hertz expects its acquisition to face fewer antitrust hurdles than would a potential rival bid by Avis Budget Group (“Avis Budget”).  Avis Budget already operates a significant value brand, Budget Rent A Car, which competes directly against Dollar Thrifty.  Hertz, by contrast, does not have a national value brand.  “Budget and Dollar Thrifty target the same price-conscious consumers, and Hertz does not have a significant presence in that space today,” added Frissora.

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by Hertz and Dollar Thrifty.  Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz and Dollar Thrifty.  Hertz and Dollar Thrifty assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger, Hertz and Dollar Thrifty will file relevant materials with the SEC, including one or more registration statement(s) that are expected to contain a prospectus of Hertz and a proxy statement of Dollar Thrifty.  Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Hertz, Dollar Thrifty and the proposed merger.  Investors and security holders may obtain these documents (and any other documents filed by Hertz or Dollar Thrifty with the SEC) free of charge at the SEC’s website at www.sec.gov.  In addition, the documents filed with the SEC by Hertz may be obtained free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100.  Copies of the documents filed with the SEC by Dollar Thrifty will be available free of charge on Dollar Thrifty’s internet website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.  Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

Hertz, Dollar Thrifty and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dollar Thrifty in favor of the proposed merger.  Information about the executive officers and directors of Hertz and their ownership of Hertz common stock is set forth in the proxy statement for Hertz’s 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 9, 2010.  Information about the executive officers and directors of Dollar Thrifty and their ownership of Dollar Thrifty common stock is set forth in Dollar Thrifty’s proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 27, 2010.  Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Hertz, Dollar Thrifty and their respective executive officers and directors in the proposed merger by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

ABOUT THE COMPANY

Hertz is the largest worldwide airport general use car rental brand operating from more than 8,200 locations in 145 countries worldwide. Hertz is the number one airport car rental brand in the U.S. and at 78 major airports in Europe, operating both corporate and licensee locations in cities and airports in North America, Europe, Latin America, Asia, Australia and New Zealand. In addition, the Company has licensee locations in cities and airports in Africa and the Middle East. Product and service initiatives such as Hertz #1 Club Gold®, NeverLost® customized, onboard navigation systems, SIRIUS XM Satellite Radio, and unique cars and SUVs offered through the Company’s Prestige, Fun and Green Collections, set Hertz apart from the competition. The Company also operates the Advantage car rental brand at 26 airports in the

U.S., global car sharing club, Connect by Hertz, in New York City, Berlin, London, Madrid and Paris. Additionally, Hertz operates one of the world’s largest equipment rental businesses, Hertz Equipment Rental Corporation, offering a diverse line of equipment, including tools and supplies, as well as new and used equipment for sale, to customers ranging from major industrial companies to local contractors and consumers from approximately 325 branches in the United States, Canada, China, France and Spain.